Kemper Corporation

One East Wacker Drive

Chicago, Illinois 60601

April 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dorrie Yale

Kemper Corporation

Registration Statement on Form S-4

(File No. 333-224144)

Dear Ms. Yale,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kemper Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause acceleration of effectiveness of the Registrant’s registration statement on Form S-4 (File No. 333-224144), as amended, to 10:00 a.m. Eastern Time on Friday, April 27, 2018 or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes each of Brian Fahrney and Jonathan Blackburn of Sidley Austin LLP to orally modify or withdraw this request for acceleration.

Please contact Brian Fahrney of Sidley Austin LLP at (312) 853-2066 or bfahrney@sidley.com or Jonathan Blackburn at (312) 853-7168 or jblackburn@sidley.com when this request for acceleration has been granted and with any questions or concerns regarding this matter.

Sincerely,

KEMPER CORPORATION

By:	/s/ C. Thomas Evans, Jr.
C. Thomas Evans, Jr.
Senior Vice President, Secretary and General Counsel

cc:	Michael Goldman, Brian Fahrney, Jonathan Blackburn and Joseph Michaels, Sidley Austin LLP

Samuel J. Simon, President and General Counsel, Infinity Property and Casualty Corporation

James C. Kennedy and F. Mark Reuter, Keating Muething & Klekamp PLL